SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 2)*
MB Bancorp, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
52280E104
(CUSIP Number)
June 3, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Thorp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

180,000

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

180,000

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

180,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.34%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
MB Bancorp, Inc. (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
1920 Rock Spring Road
Forest Hill, Maryland 21050

Item 2(a).	Name of Persons Filing:
•	Jeffrey Thorp

The shares of Common Stock reported in this Schedule 13G are held by Jeffrey Thorp directly or through his individual retirement account.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
805 Third Avenue, 16th Floor
New York, NY 10022

Item 2(c).	Citizenship:
Jeffrey Thorp is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share (the "Common Stock")
Item 2(e).	CUSIP Number: 52280E104
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
(a)	Amount beneficially owned:
As of the close of business on June 6, 2016, Mr. Thorp beneficially owned 180,000 shares of Common Stock.
(b)	Percent of Class:
The following percentages are based on approximately 1,926,800 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2016.
As of the close of business on June 6, 2016,  Mr. Thorp beneficially owned 9.34% of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote of Common Stock:
    Mr. Thorp had sole power to vote or direct the vote of 180,000 shares of Common Stock.
(ii) Shared power to vote or to direct the vote of Common Stock:
     Not applicable.
(iii) Sole power to dispose or to direct the disposition of Common Stock:
      Mr. Thorp has sole power to dispose or direct the disposition of 180,000 shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of Common Stock:
      Not applicable.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: June 6, 2016

/s/ Jeffrey Thorp
     Jeffrey Thorp